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                                                                      Exhibit 12

                               H.B. FULLER COMPANY
             Computations of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

                             (Thousands of Dollars)

                                             Nine Months                        Fiscal Year Ended
                                                Ended    ----------------------------------------------------------------
                                              August 31, December 1, December 2, November 27, November 28, November 29,
                                                 2002         2001         2000        1999         1998         1997
                                            -----------------------------------------------------------------------------
Ratio of Earnings to Fixed Charges:

Earnings:
Income before income taxes, minority
  interests, equity investments and
  accounting change *                           $26,562      $63,470      $76,905     $74,426      $32,786      $65,320
Add:
Interest expense                                 14,320       22,379       24,918      27,907       28,050       20,933
Interest portion of rental expense                  995        1,326        1,252       1,096        1,154        1,130
Distributed earnings of 20-50% owned
  companies                                           -        1,240          734           -            -            -
                                            -----------------------------------------------------------------------------
Total Earnings Available for Fixed Charges      $41,877      $88,415     $103,809    $103,429      $61,990      $87,383
                                            =============================================================================

Fixed charges:
Interest on debt                                $13,645      $21,678      $24,296     $27,264      $27,811      $21,123
Interest portion of rental expense                  995        1,326        1,252       1,096        1,154        1,130
                                            -----------------------------------------------------------------------------
Total fixed charges                             $14,640      $23,004      $25,548     $28,360      $28,965      $22,253
                                            =============================================================================

Ratio of earnings to fixed charges                  2.9          3.8          4.1         3.6          2.1          3.9

Ratio of Earnings to Fixed Charges and
   Preferred Stock Dividends:

Total fixed charges, as above                   $14,640      $23,004      $25,548     $28,360      $28,965      $22,253
Dividends on preferred stock
   (pre-tax basis)                                   11           23           24          25           26           26
                                            -----------------------------------------------------------------------------
Total fixed charges and preferred
   stock dividends                              $14,651      $23,027      $25,572      $28,385     $28,991      $22,279
                                            =============================================================================
*Earnings available for fixed charges and
  preferred stock dividends                     $41,877      $88,415     $103,809     $103,429     $61,990      $87,383
                                            =============================================================================

Ratio of earnings to fixed charges and
  preferred stock dividends                         2.9          3.8          4.1         3.6          2.1          3.9

* Nine months ended August 31, 2002 and the fiscal years 2001, 1999, and 1998, included charges related to restructuring plans of $20,623, $1,564, $17,204 and $26,747, respectively.